Form 20-F
period 2010-12-31
PANTHEON CHINA ACQUISITION CORP III
filed 2011-03-23
CIK 1498244

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from _______ to _______

Commission File number: 000-54068

PANTHEON CHINA ACQUISITION CORP. III
(Exact name of Registrant as specified in its charter)

N/A	CAYMAN ISLANDS
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

Unit 1804 Tower El, Oriental Plaza, Dong Cheng District, Beijing 100738, China
(Address of principal executive offices)

Jennifer J. Weng
c/o Pantheon China Acquisition Corp. III
Unit 1804 Tower El, Oriental Plaza, Dong Cheng District, Beijing 100738, China
Tel: 86-010-85186559 and (646)-374-1359
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2010, there were 1,680,000 shares of common stock, par value $.0001, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicated by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicated by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 Yes ☒ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PAST FIVE YEARS)

Indicated by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to distribution of securities under a plan confirmed by a court.  N/A

PRELIMINARY NOTES

Foreign Private Issuer Status

Pantheon China Acquisition Corp. III (“we,” “our,” “us,” the “Company” or the “Registrant”) is a non-resident company incorporated under the laws of the Cayman Islands (the “CI”). A super majority of our ordinary shares, par value $0.0001 per share (the “Shares”), are held by non-United States residents. Our business is administered principally outside the United States (“U.S.”), and all of our assets are located outside the U.S.  As a result, we believe that we qualify as a “foreign private issuer” to file our annual report using Form 20-F.

Currency

The financial information presented in this annual report is expressed in U.S. Dollars, and the financial data in this annual report is presented in accordance with accounting principles generally accepted in the U.S.  All dollar amounts set forth in this report are in U.S. Dollars.

Generally Accepted Accounting Principles

 We report our financial results using United States generally accepted accounting principles (“U.S. GAAP”).  Unless otherwise specified, all references to financial results herein are to those calculated under U.S. GAAP.

Forward-Looking Information

This annual report contains “forward-looking statements.” Such forward-looking statements are subject to important risks, uncertainties and other factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report that could cause actual results to differ materially from those stated in the forward-looking statements. Any statements in this annual report that are not statements of historical or current facts or conditions may be deemed “forward-looking” statements. Forward-looking statements often may be identified by terminology such as “intend,” “should,” “expect,” “may,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” and the negative and variations of such words and comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment concerning future events, the risks and uncertainties involved in such forward-looking statements may cause actual results, performance and achievements to differ materially from any estimates, predictions, projections or plans about future events. Statements containing forward-looking information are necessarily based upon a number of factors and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business and economic risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statements are based.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Name and Address	Title

Jennifer J. Weng	President, Director
Unit 1804 Tower El, Oriental Plaza, Dong Cheng District, Beijing 100738, China

Charles W. Allen	Chief Financial Officer, Secretary, Director
Unit 1804 Tower El, Oriental Plaza, Dong Cheng District, Beijing 100738, China

B. Advisors

Our legal advisor is Lucosky Brookman LLP.  Its business address is:

33 Wood Avenue South, 6th Floor
Iselin, NJ 08830

C. Auditors

Our Auditor is De Joya Griffith & Company, LLC.  Its business address is:

De Joya Griffith & Company, LLC
2580 Anthem Village Drive
Henderson, NV 89052

PCAOB Registered

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

The financial statements of the Company are attached hereto and found immediately following the text of this annual report. The audit report of De Joya Griffith & Company, LLC is included herein immediately preceding the financial statements and schedules. Listed below is a summary of the Company’s selected financial data:

A. Selected Financial Data

The following selected audited financial data is as of December 31, 2010 and should be read in conjunction with the financial statements and other information included elsewhere in the annual report.

Selected Financial Data	Amount
Net sales/operating revenues	$0
Net loss	$30,075
Net loss per share	$0.03
Total assets	$3,235

The Company has not declared any dividends on its Shares since incorporation and does not anticipate that it will do so in the foreseeable future.

Exchange Rates

The official currency of the Cayman Islands is the U.S. Dollar. Therefore, disclosure of the exchange rate between the Cayman Islands and the U.S. is not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business is difficult to evaluate because we have no operating history.

The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

Our business will have no revenues unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of the shareholders. A conflict of interest may arise between our management’s personal pecuniary interest and their fiduciary duty to our shareholders. Jennifer J. Weng, our President and a Director, and Charles W. Allen, our Chief Financial Officer, Secretary and a Director, are currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they and affiliates of our majority shareholders are, and may in the future be, affiliated with may arise. If we and the other blank check companies that our officers and directors are affiliated with desire to take advantage of the same opportunity, then those officers and directors that are affiliated with both companies would abstain from voting upon the opportunity. Further, Tripoint Global Equities, LLC (“Tripoint”), a U.S. registered broker-dealer, may act as investment banker, placement agent or financial consultant to the Company or as an acquisition candidate in connection with a potential business combination transaction and may receive a fee for providing such services. Charles W. Allen, who is also a stockholder, is a Managing Director of TriPoint. We cannot assure you that conflicts of interest among us, TriPoint, our management and our shareholders will not develop.

Management intends to devote only a limited amount of time to seeking a target company, which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting limited time (no more than 10 hours per week) to the Company’s affairs in total. Our officers have not entered into a written employment agreement with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The Company has conducted limited market research or identification of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has conducted limited market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our shareholders.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities, which could reduce the likelihood of consummating a successful business combination. We are, and will continue to be, an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of, small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of any investment in the Company. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no existing agreement for a business combination or other transaction.

We have no definitive agreements or understandings with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities. We cannot guarantee that we will be able to negotiate a business combination on favorable terms or that we will consummate a business combination, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company outside the U.S., we will be subject to risks inherent in business operations outside of the U.S. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the U.S. economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

Our management anticipates that it will likely be able to effect only one business combination, which will not permit us to offset potential losses from one venture against gains from another.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The time and cost of preparing a private company to become a U.S. public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with U.S. Securities and Exchange Commission (the “SEC”) reporting requirements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

There is currently no trading market for our Shares, and liquidity of our Shares is limited.

Our Shares are not registered under the securities laws of any country, state or other jurisdiction, and accordingly there is no public trading market for our Shares. Further, no public trading market is expected to develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company thereafter files a registration statement under the Securities Act. Therefore, our outstanding Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. It is possible that our Shares cannot be sold under the exemptions from registration provided by Rule 144 promulgated under, or Section 4(1) of, the Securities Act.  Under Rule 144(i), effective February 15, 2008, Rule 144 is not available for the resale of securities issued by a shell company unless: (A) the company is no longer a shell company as defined by Rule 144(i)(1); (B)  the company has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and (C) the company has filed current “Form 10 information” with the SEC reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), and at least one year has elapsed from the date that the company filed such “Form 10 information” with the SEC.

Form 10 information is the information required by Form 10 or Form 20-F to register securities under the Exchange Act.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders, which could deter third parties from entering into certain business combinations with us or result in their shareholders being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

If we are deemed to be a foreign private investment company, U. S. investors who invest in our securities may suffer adverse tax consequences.

If we are deemed to be a Foreign Private Investment Company, U.S. investors who invest in our securities may suffer adverse tax consequences. These consequences may include being subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

The ability of our Board to issue Shares in one or more series of shares without shareholder approval may have the effect of delaying, deterring or preventing a change in control of the Company.

Our Memorandum of Association (the “Memorandum”) provides that our Board may authorize the issuance of our Shares in one or more classes of shares without shareholder approval. The ability of our Board to issue additional Shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company.

The rights of our shareholders are not as extensive as those rights of shareholders of U.S. corporations.

Principles of Cayman Island corporate law relating to such matters as the validity of the Company procedures, the fiduciary duties of management and the rights of the Company’s shareholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the U.S. In most U.S. jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under CI law, liability of a director of a corporation to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and in the best interests of the corporation.

Further, under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are odiously unreasonable may be declared null and void. CI law does not protect the interests of the minority shareholders to the extent that the law in the U.S. protects the minority shareholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by the Board and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

The protection available to the Company’s shareholders may be limited under CI law.

The rights of our shareholders will be governed by the Memorandum and the Articles of Association of the Company (collectively, the “Articles”), as interpreted in accordance with the laws of the CI. Where any provision of any contractual arrangement between a shareholder and the Company or any third party is inconsistent with the provisions of the Memorandum and Articles of the Company, the shareholder may be unable to claim certain remedies, including, without limitation, specific performance, for breach of such provision against the Company. Any remedies available to a shareholder of the Company may be limited to remedies available under CI law and regulation, which may not afford the same protection to minority or other shareholders as is available under the laws or regulations of the shareholder’s home jurisdiction or under other jurisdictions’ laws and regulations.

Our status as a foreign private issuer entitles us to exemptions from certain reporting requirements under the Exchange Act.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act.  As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers and directors will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability. Because of these exemptions, shareholders may not be afforded the same protection or information generally available to shareholders holding shares in public companies organized in the U.S. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC. We will also file with the SEC, as required under Form 6-K, copies of each material document that we are required to publish, or have published, under CI law, or that we have distributed to our non-U.S. shareholders.

The Company intends to issue more Shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum authorizes the issuance of 75,000,000 Shares. Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval and may result in substantial dilution in the percentage of our Shares held by our then existing shareholders. Moreover, the Shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of Shares held by our then existing shareholders. Our Board has the power to issue any or all of such authorized but unissued Shares without shareholder approval. To the extent that additional Shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of our Shares might be materially and adversely affected.

Because we may seek to complete a business combination through a “reverse merger,” following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our Shares. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our Shares will be quoted on NASDAQ or listed on any U.S. or foreign securities exchange.

Following a business combination, we may seek the listing of our Shares on a stock exchange or quotation with NASDAQ. However, we cannot assure you that following such a transaction, we will be able to meet the initial quotation or listing standards of NASDAQ or any stock exchange, or that we will be able to maintain a listing of our Shares on NASDAQ or any stock exchange. After completing a business combination, until our Shares are listed on a stock exchange, we expect that our Shares would be eligible to trade on the OTC Bulletin Board, an over-the-counter quotation system, or on the “pink sheets,” where our shareholders may find it more difficult to dispose of Shares or obtain accurate quotations as to the market value of our Shares. In addition, we would be subject to an SEC rule that, if our Shares failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our Shares, which may further affect their liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

This annual report contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated in the Cayman Islands on March 18, 2010 under the Companies Law (2009 Revision) and the common law of the CI, as amended.  Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The business purpose of the Company is to seek the acquisition of, or merger with, an existing operating company. The Company has not conducted any negotiations nor entered into a letter of intent concerning any target business.

The office of the Company is at Unit 1804 Tower El, Oriental Plaza, Dong Cheng District, Beijing 100738, China. The telephone numbers of the office are 86-010-85186559 and (646)-374-1359.

(1) Form of Acquisition

We will target companies that are seeking to merge or do a share exchange with a public reporting shell company.  After finding the target company, we plan to consummate a reverse merger after which the shareholders of the target company would generally hold most of the shares of our Company, which would be the surviving company in the event of a reverse merger. Giving effect to the reverse merger, our present shareholders will likely have a small percentage of our Shares. We do not contemplate requiring a minimal transaction value as a condition to effectuating a reverse merger with any target company. As part of a reverse merger, all or a majority of our directors may resign and our new directors would be appointed without any vote by our shareholders.  We do not intend to provide our shareholders with complete disclosure concerning a target company and its business, including audited financial statements, before any merger or acquisition. We prefer to choose reverse merger candidates that have audited financial statements. If there is a reverse merger candidate with high potential, but without audited financial statements, we may have to wait for audited financials of the target company to be available before consummating the merger. We believe we will not be subject to regulation under the Investment Company Act, since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which would result in our holding passive investment interests in a number of entities, we would be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by our shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a shareholders’ meeting and obtain the approval of the holders of a majority of our outstanding Shares. The necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and may also give rise to certain appraisal rights to dissenting shareholders. Most likely, management will seek to structure any such transaction so as not to require shareholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred. Any payment of compensation to any director, officer or promoter of the Company will be a condition to which a target company must agree.

We presently have no employees apart from our management. Our officers and directors are engaged in outside business activities, and they will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(2) Reports to security holders

(a) We are not required to deliver an annual report to our security holders and at this time do not anticipate the distribution of such a report.

(b) We will file reports with the SEC. We will be a reporting foreign private issuer and will comply with the requirements of the Exchange Act.

(c) The public may read and copy any materials the Company files with the SEC at the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

B. Business Overview

Introduction

Based on our proposed business activities, we are “blank check” company. The SEC defines these companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Securities Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of our officers and directors. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities.  In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

a)	Potential for growth, indicated by new technology, anticipated market expansion or new products;

b)	Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

c)	Strength and diversity of management, either in place or scheduled for recruitment;

d)
Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

e)	The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;

f)	The extent to which the business opportunity can be advanced; and

g)	The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items.

In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

C. Organizational Structure

Not applicable.

D. Property, Plants and Equipment

The Company neither rents nor owns any properties.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

We do not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, and/or through debt or equity investments from our management, shareholders and/or potential new investors.

During the next 12 months we anticipate incurring costs related to:

(i)	Filing of Exchange Act reports and other regulatory costs; and

(ii)	Costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our shareholders, management or other investors.

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective shareholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

For the cumulative period from inception (March 18, 2010) to December 31, 2010, the Company had a net loss of $30,075, comprised exclusively of legal, accounting, audit, and other professional service fees incurred in relation to the formation of the Company and the filing of the Company’s registration statement.

B. Liquidity and Capital Resources

As of December 31, 2010, the Company had assets equal to $3,235, comprised of cash and cash equivalents and prepaid expense.  The Company’s current liabilities as of December 31, 2010 totaled $18,310. The Company can provide no assurance that it can continue to satisfy its cash requirements for at least the next twelve months.

The following is a summary of the Company's cash flows provided by (used in) operating, investing, and financing activities for the cumulative period from inception (March 18, 2010) to December 31, 2010.

For the Cumulative Period from Inception (March 18, 2010) to December 31, 2010
Net Cash (Used in) Operating Activities	$(17,110)
Net Cash (Used in) Investing Activities	$0
Net Cash Provided by Financing Activities	$18,310
Net Increase (Decrease) in Cash and Cash Equivalents	$1,200

The Company has nominal assets and has generated no revenues since inception. The Company is also dependent upon the receipt of capital investment or other financing to execute its business plan of seeking a combination with a private operating company.  We intend to obtain any additional working capital needed through debt or equity investments from our management, shareholders and/or potential new investors. If continued funding and capital resources are unavailable at reasonable terms, the Company may not be able to implement its plan of operations.

Cash and equivalents are held in a U.S. denominated Hong Kong domiciled bank account in an interest bearing checking account.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Not applicable.

E. Off-balance Sheet Arrangements

The Company presently has no off balance sheet commitments.

F. Tabular Disclosure of Contractual Obligations

None.

G. Safe Harbor

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our current officers and directors are as follows:

Name	Age	Position

Jennifer J. Weng	43	President, Director

Charles W. Allen	35	Chief Financial Officer, Secretary, Director

Jennifer J. Weng has been our President and one of our directors since our inception. Ms. Weng is also currently the President and a Director of our affiliate Pantheon China Acquisition Corp. II. Prior to our inception, Ms. Weng founded and was Chief Financial Officer and Secretary of Pantheon China Acquisition Corp., which successfully completed a business combination with China Cord Blood Corporation and is currently listed on the NYSE (NYSE: CO). Since 2009, she has been a managing director of Pantheon China Acquisition Ltd., a financial advisory firm that engages in a variety of capital market transactions, including mergers & acquisitions, pre-IPO financing, alternative public offerings, and IPO’s. Previously, she was the executive director of Greater Pacific Inc., through which she has been active in managing and advising investments in both private and public companies based in China. From 2001 to 2005, she was a senior research analyst with the Industrial Bank of Japan, Ltd. and its successor Mizuho Corporate Bank in New York. From 2000 to 2001, she was Vice President of Finance for Media Inc. based in New York. From 1998 to 2000, she was an associate with Morgan Stanley. From 1995 to 1998, she was an auditor with KPMG Peat Marwick in the United States. Ms. Weng received a B.A. in Architecture from Tongji University, China and an M.B.A. from Indiana University of Pennsylvania. She is currently a Director and Chairperson of the Audit Committee of China Cord Blood Corporation.

Charles W. Allen has been our Chief Financial Officer, Secretary and one of our Directors since our inception. Mr. Allen is also currently the Chief Financial Officer, Secretary and Director of our affiliate Pantheon China Acquisition Corp. II. Mr. Allen is currently a Managing Director at TriPoint Global Equities, LLC, a boutique investment bank focused on helping Chinese companies access the U.S. capital markets. Mr. Allen joined TriPoint in October 2009 and has extensive experience in structuring and executing a variety of capital markets transactions, including alternative public offerings, PIPE financings, private placements and IPO’s. Prior to joining TriPoint, Mr. Allen was a Managing Director at Broadband Capital Management LLC, where he also advised Asian and other companies concerning capital markets transactions. Mr. Allen worked at Broadband from March 2006 to October 2009. In 2005 Mr. Allen worked as an Associate for the Akul Group, an equity hedge fund and provided fundamental research coverage, investment strategies and risk management analysis. Mr. Allen began his career as a field engineer for Emcore Corporation, where he assisted customers in connection with their compound semiconductor manufacturing capabilities, and as a senior manufacturing engineer for Agility Communications, where he focused on the manufacture and development of tunable lasers for fiber optic communications. Mr. Allen received a B.S. in Mechanical Engineering from Lehigh University and a M.B.A. from the Mason School of Business at the College of William & Mary.

B. Compensation

None of the Company’s officers, directors or shareholders have received any cash remuneration since inception.  No remuneration of any nature has been paid for or on account of services rendered by the Company’s officers, directors or shareholders in such capacity.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

C. Board Practices

Ms. Weng and Mr. Allen have each served as directors of the Company since March of 2010.  Neither Ms. Weng nor Mr. Allen have any service contracts with the Company providing for benefits upon termination of employment.  As of the date hereof, the Company does not have an audit or remuneration committee.

D. Employees

We have no employees and do not intend to have any full-time employees prior to the consummation of a business combination.

E. Share Ownership

Set forth below is the share ownership in the Company of the directors and members of its administrative, supervisory and management bodies.

Name	Number of Shares	Purchase Price	Percent of Common Shares Outstanding
Jennifer J. Weng indirectly through Super Castle Investments Limited, over which she has control	1,327,200	$11,850	79%
Charles W. Allen, indirectly through Allen Consulting, LLC, over which he has control	352,800	$3,150	21%
	1,680,000	$15,000	100%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Name and Address	Number of Shares & Beneficial Ownership (1)	Percent of Shares

Super Castle Investments Limited (2)	1,327,200	79%

Allen Consulting, LLC (3)	352,800	21%

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  The percentage of beneficial ownership is based on 1,680,000 shares of Common Stock outstanding as of December 31, 2010.

(2)	Jennifer J. Weng, our President and a director, holds voting and dispositive power over the shares owned by Super Castle Investments Limited.
(3)	Charles W. Allen, our Chief Financial Officer, Secretary and a director, holds voting and dispositive power over the shares owned by Allen Consulting, LLC.

The Company does not know of any arrangements that may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

On April 1, 2010, Jennifer J. Weng, President and a Director of the Company, personally loaned the Company $3,310 and, on behalf of the Company, paid expenses of $3,310. This loan payable is non-interest bearing and due on the earlier of (i) April 1, 2012 and (ii) the date the Company consummates a merger or similar transaction with an operating business.

On July 8, 2010, the Company sold 1,327,200 and 352,799 shares of its common stock, par value $0.0001 per share, to Super Castle Investments Limited and Allen Consulting, LLC, respectively.  The aggregate 1,679,999 shares of common stock were sold for an aggregate purchase price equal to $15,000.  No underwriting discounts or commissions were paid with respect to such sales.

On January 13, 2011, the Company issued 1,382,500 and 367,500 Series A Warrants (the “Warrants”) to Super Castle Investments Limited  and Allen Consulting, LLC, respectively.  The 1,750,000 Series A Warrants were sold by the Company pursuant to a Warrant Purchase Agreement for an aggregate purchase price of $5,000.  The term of the Warrants commenced on January 13, 2011 and expire on the earlier of (i) six years from the date of a Merger (as defined in the Warrant) and (ii) December 31, 2025.  The Warrants have an initial exercise price of $1.00, subject to certain adjustments.  Registration rights were granted in connection with the issuance of the Warrants.

On January 13, 2011, the Company issued a promissory note to Allen Consulting, LLC in the principal amount of $5,250.  The promissory note is non-interest bearing and due on the earlier of (i) January 13, 2015 and (ii) the date that the Company or its wholly owned subsidiary consummates a merger or similar transaction with an operating business.

On January 13, 2011, the Company issued a promissory note to Super Castle Investments Limited in the principal amount of $19,750.  The promissory note is non-interest bearing and due on the earlier of (i) January 13, 2015 and (ii) the date that the Company or its wholly owned subsidiary consummates a merger or similar transaction with an operating business.

Jennifer J. Weng, President and a Director of the Company, holds voting and dispositive power over the shares owned by Super Castle Investments Limited.

Charles W. Allen, Chief Financial Officer, Secretary and a Director of the Company, holds voting and dispositive power over the shares owned by Allen Consulting, LLC.

ITEM 8. FINANCIAL INFORMATION

A. Statements and Other Financial Information

The financial statements as required under Item 8 are attached hereto and found immediately following the text of this annual report. The audit report of De Joya Griffith & Company, LLC is included herein immediately preceding the financial statements and notes to the financial statements.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Company was incorporated in the Cayman Islands on March 18, 2010 under the Companies Law (2009 Revision) and the common law of the CI, as amended.

Pursuant to Section 2 of Memorandum, the objectives for which the Company is established include the following:

(a)
(i) To carry on the business of an investment company and to act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile, trading and other operations, and/or (ii) to carry on whether as principals, agents or otherwise howsoever the business of realtors, developers, consultants, estate agents or managers, builders, contractors, engineers, manufacturers, dealers in or vendors of all types of property including services;

(b)
To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit;

(c)
To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licenses, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choices in action of all kinds;

(d)
To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organize any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient;

(e)
To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration thereof; and

(f)
To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company.

Directors

(a) A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested

Pursuant to Section 72 of the Articles, the nature of the interest of any Director or alternate Director in any contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.  The Articles do not provide for other voting restrictions for directors deemed to be interested in a particular transaction.

(b) The directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body

There are no specific provisions in the Memorandum or the Articles regarding a director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied

Pursuant to Section 80 of the Articles, the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

(d) Retirement or non-retirement of directors under an age limit requirement

There are no specific provisions in the Memorandum or the Articles regarding age limit requirements pertaining to the retirement or non-retirement of directors.

(e) Number of shares, if any, required for director’s qualification

According to our Memorandum and Articles, a shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed, no qualification shall be required.

Classes of Securities

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

Common Shares

(a) Dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favor this entitlement operates

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock with respect to the payment of dividends.

(b) Voting rights, including whether directors stand for reelection at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every holder of record present in person or by proxy at a general meeting shall have one vote and on a poll every holder of record present in person or by proxy shall have one vote for each share registered in his name in the register of holders of common stock.

There are no specific provisions in the Memorandum or the Articles regarding the election of directors at staggered intervals.

(c) Rights to share in the company’s profits

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock to share in the Company’s profits.

(d) Rights to share in any surplus in the event of liquidation

There are no specific provisions in the Memorandum or the Articles regarding the rights of the holders of the Company’s common stock to share in any surplus in the event of liquidation.

(e) Redemption provisions

Subject to the provisions of the Articles, shares may be issued on the terms that they are, or at the option of the Company or the holder are, to be redeemed on such terms and in such manner as the Company, before the issue of the shares, may by special resolution determine.

The Company may purchase its own shares (including fractions of a share), including any redeemable shares, provided that the manner of purchase has first been authorized by the Company in general meeting and may make payment therefore in any manner authorized by statute, including out of capital.

(f) Sinking fund provisions

The Memorandum and the Articles have no provisions for surrender or sinking funds.

(g) Liability to further capital calls by the company

The directors may from time to time make calls upon the holders in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each holder shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the shares. A call may be revoked or postponed as the directors may determine. A call may be made payable in installments.  A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

(h) Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares

The Articles have no provision for discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

Changing the Rights of Stockholders

If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

The provisions of the Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholder Meetings

The Company shall within one year of its incorporation and in each year of its existence thereafter hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the registered office on the second Wednesday in December of each year at ten o’clock in the morning.

If the Company is exempted as defined in the statute it may but shall not be obliged to hold an annual general meeting.

The Directors may whenever they think fit, and they shall on the requisition of the holders of the Company holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings of the Company, proceed to convene a general meeting of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company and may consist of several documents in like form each signed by one or more requisitionists.

If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Limitations on Ownership Rights

There are no limitations on the right to own securities imposed by the Memorandum or the Articles or other constituent document of the Company. The laws of the CI may impose limitations on the right to own securities; for example, a minor cannot hold legal title to shares in a CI company.

Change of Control of the Company

There are no specific provisions in the Memorandum or the Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Disclosure of Ownership

There is no special ownership threshold above which a shareholder’s ownership position must be disclosed.

C. Material Contracts

The Company entered into a Common Stock Purchase Agreement, dated as of July 8, 2010, with two affiliates of the Company, pursuant to which the Company issued an aggregate of 1,679,999 shares of the Company’s common stock for an aggregate purchase price of $15,000.

On January 13, 2011, the Company entered into a Warrant Purchase Agreement with two affiliates of the Company, pursuant to which the Company issued an aggregate of 1,750,000 Series A Warrants in consideration for the aggregate payment of $5,000 to the Company. The term of the warrants commenced on January 13, 2011 and expire on the earlier of (i) six years from the date of a Merger (as defined in such warrant) and (ii) December 31, 2025.  The warrants have an initial exercise price of $1.00, subject to certain adjustments.  In connection with the issuance of such warrants, registration rights were granted, the terms and conditions of which are set forth in a Registration Rights Agreement, dated as of January 13, 2011, between the Company and the warrant holders.  Among other things, the warrant holders were granted demand registration and piggyback registration rights.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation of the CI which restrict the import or export of capital, including the availability of cash and cash equivalents for use by the Company’s group, the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E. Taxation

Under the current laws of the CI, the Company is not subject to tax on income or capital gains. In addition, upon any payment of dividend by the Company, no CI withholding tax is imposed.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC.  You may read, inspect and copy any of our reports and other information from the SEC’s Public Reference Section at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Section can be obtained by calling the SEC at 1-800-SEC-0330.  Additionally, our documents can be viewed at http://www.sec.gov.

I. Subsidiary Information

The Company has no subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company has no securities other than equity securities.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of December 31, 2010. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that our disclosure and controls are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting; and

(c)	Attestation report of the registered public accounting firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities Exchange Commission for newly public companies.

(d)	Changes in internal control over financial reporting.

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company is not a “listed company” under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company does not currently have an audit committee; however, for certain purposes of the rules and regulations of the SEC and in accordance with the Sarbanes-Oxley Act of 2002, the Company's Board of Directors (“Board”)  is deemed to be its audit committee and as such functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of the Company’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors.

ITEM 16B. CODE OF ETHICS

We have not adopted a code of ethics as defined by the SEC that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions since it is not a customary practice for a CI company to adopt such code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees.

The aggregate fees billed to us by our principal accountant for services rendered during the fiscal year ended December 31, 2010 is set forth in the table below:

Fee Category	Fiscal year ended December 31, 2010

Audit fees (1)	$2,500
Audit-related fees (2)	0
Tax fees (3)	0
All other fees (4)	0
Total fees	$2,500

(1)           Audit fees consist of fees incurred for professional services rendered for the audit of financial statements, and for services that are normally provided in connection with statutory or regulatory filings or engagements.

(2)           Audit-related fees consist of fees billed for professional services that are reasonably related to the performance of the audit or review of our financial statements, but are not reported under “Audit fees.”

(3)           Tax fees consist of fees billed for professional services relating to tax compliance, tax planning, and tax advice.

(4)           All other fees consist of fees billed for all other services.

Audit Committee’s Pre-Approval Practice.

Insomuch as we do not have an audit committee, our Board performs the functions of an audit committee.  Section 10A(i) of the Securities Exchange Act of 1934, as amended, prohibits our auditors from performing audit services for us as well as any services not considered to be “audit services” unless such services are pre-approved by the Board (in lieu of the audit committee) or unless the services meet certain de minimis standards.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable because the Company is not a listed issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable because the Company has not repurchased any of its common stock.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The financial statements as required under Item 17 are attached hereto and found immediately following the text of this annual report. The audit report of De Joya Griffith & Company, LLC is included herein immediately preceding the financial statements.

ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 17.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

The following Exhibits are filed as part of this annual report and incorporated herein by reference to the extent applicable:

Index to Exhibits

Exhibit Number		Description of Document

3.1		Certificate of Incorporation (1)

3.2		Memorandum & Articles of Association (1)

4.1		Form of Warrant issued by the Company on January 13, 2011 (3)

10.1		Common Stock Purchase Agreement dated July 8, 2010 between the Company and the purchasers thereto (1)

10.2		Promissory Note dated April 1, 2010 issued by the Company in the principal amount of $3,310 (2)

10.3		Form of Promissory Note issued by the Company on January 13, 2011 (3)

10.4		Warrant Purchase Agreement dated January 13, 2011 between the Company and the purchasers thereto (3)

10.5		Registration Rights Agreement dated January 13, 2011 between the Company and the investors thereto (3)

31.1		Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2		Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1		Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, by the President*

32.2		Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, by the Chief Financial Officer*

	(1)	Incorporated by reference to the Company’s Form 20-F Registration Statement filed on August 5, 2010
	(2)	Incorporated by reference to the Company’s Form 20-F/A Registration Statement filed on September 15, 2010
	(3)	Incorporated by reference to the Company’s Form 6-K filed on January 18, 2011
	*	Filed herewith

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing a Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PANTHEON ACQUISITION CORP. III

/s/ Jennifer J. Weng
Jennifer J. Weng
President

Date: March  23, 2011

PANTHEON CHINA ACQUISITION CORP. III
(A Development Stage Company)
Index to Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Balance Sheet as of December 31, 2010	F-3

Statement of Operations for the period March 18, 2010 (inception) to December 31, 2010	F-4

Statement of Changes in Stockholder’s Equity for the period March 18, 2010 (inception) to December 31, 2010	F-5

Statement of Cash Flows for the period March 18, 2010 (inception) to December 31, 2010	F-6

Notes to Financial Statements	F-7 – F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pantheon China Acquisition Corp. III

We have audited the accompanying balance sheet of Pantheon China Acquisition Corp. III (A Development Stage Company) as of December 31, 2010 and the related statements of operations, stockholders’ deficit and cash flows for the period from inception (March 18, 2010) to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pantheon China Acquisition Corp. III (A Development Stage Company) as of December 31, 2010 and the results of its operations and cash flows for the period from inception (March 18, 2010) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Joya Griffith & Company, LLC
Henderson, Nevada
March 16, 2011

2580 Anthem Village Dr., Henderson, NV 89052	Member Firm with Russell Bedford International
Telephone (702) 563-1600 ● Facsimile (702) 920-8049

Pantheon China Acquisition Corp. III
(A Development Stage Company)
BALANCE SHEET

December 31,
2010
(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,200
Prepaid expense	2,035
Total current assets	3,235

TOTAL ASSETS	$3,235

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	15,000
Note payable - related party	3,310
Total current liabilities	18,310

TOTAL LIABILITIES	18,310

STOCKHOLDERs' DEFICIT:
Common stock, $.0001 par value; 75,000,000 shares authorized; 1,680,000 shares issued and outstanding	168
Additional paid in captial	14,832
Deficit accumulated during the development stage	(30,075)

TOTAL STOCKHOLDERs' DEFICIT	(15,075)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$3,235

The accompanying notes are an integral part of the financial statements.

Pantheon China Acquisition Corp. III
(A Development Stage Company)
STATEMENT OF OPERATIONS

Inception
(March 18, 2010) to
December 31, 2010
(Audited)

REVENUE	$-

OPERATING EXPENSES:
Professional fees	30,075
Total Operating Expenses	30,075

LOSS FROM OPERATIONS	(30,075)

NET LOSS	$(30,075)

BASIC NET LOSS PER SHARE	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC	1,026,666

The accompanying notes are an integral part of the financial statements.

Pantheon China Acquisition Corp. III
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S DEFICIT

			Additional	Deficit Accumulated	Total
	Common Stock		paid-in	During the	Stockholder's
	Shares	Amount	Capital	Development Stage	Deficit
BALANCE AT INCEPTION (MARCH 18, 2010)	-	$-	$-	$-	$-
Issuance of common stock	1	-	-	-	-
Issuance of common stock for cash	1,679,999	168	14,832	-	15,000
Net loss	-	-	-	(30,075)	(30,075)
BALANCES AT DECEMBER 31, 2010	1,680,000	$168	$14,832	$(30,075)	$(15,075)

The accompanying notes are an integral part of the financial statements.

Pantheon China Acquisition Corp. III
(A Development Stage Company)
STATEMENT OF CASH FLOWS

Inception
(March 18, 2010) to
December 31, 2010
(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,075)
Changes in operating assets and liabilities	-
Increase (decrease) in:
Prepaid	(2,035)
Accounts payable	15,000
Net cash used in operating activities	(17,110)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	15,000
Proceeds from note payable - related party	3,310
Net cash provided by financing activities	18,310

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,200

Cash and cash equivalents at beginning of period	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,200

The accompanying notes are an integral part of the financial statements.

PANTHEON CHINA ACQUISITION CORP. III
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Organization and Business:

Pantheon China Acquisition Corp. III (the “Company”) was incorporated in the Cayman Islands on March 18, 2010 for the purpose of raising capital that is intended to be used in connection with its business plans which may include a possible merger, acquisition or other business combination with an operating business.

The Company is currently in the development stage as defined in FASB ASC 915. All activities of the Company to date relate to its organization, initial funding and share issuances.

Going Concern
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.  The Company has not begun generating revenue, is considered a development stage company, has experienced net operating losses, had an accumulated deficit of ($30,075) and had a working capital deficiency of ($15,075) as of December 31, 2010. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to issue more shares of common stock, warrants or debt in order to raise funds. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

(b)	Basis of Presentation:

The accompanying audited financial statements have been prepared in accordance with Securities and Exchange Commission requirements for financial statements.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

(c)	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PANTHEON CHINA ACQUISITION CORP. III
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(d)	Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

(e)	Income taxes:

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC Topic 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

Accounting guidance now codified as FASB ASC Topic 740-20, “Income Taxes – Intraperiod Tax Allocation,” clarifies the accounting for uncertainties in income taxes recognized in accordance with FASB ASC Topic 740-20 by prescribing guidance for the recognition, de-recognition and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. FASB ASC Topic 740-20 requires that any liability created for unrecognized tax benefits is disclosed. The application of FASB ASC Topic 740-20 may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets.

(f)	Loss per common share:

Basic loss per share is calculated using the weighted-average number of common shares outstanding during each reporting period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The Company does not have any potentially dilutive instruments.

(g)	Fair value of financial instruments:

The carrying value of cash equivalents and accounts payable approximates fair value due to the short period of time to maturity.

PANTHEON CHINA ACQUISITION CORP. III
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(h)	Recent accounting pronouncements:

In February 2010, the FASB issued Accounting Standards Update 2010-09 (ASU 2010-09), Subsequent Events (Topic 855), amending guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended June 30, 2010. The adoption of this guidance did not have a material impact on our financial statements.

NOTE 2 -   NOTE PAYABLE – RELATED PARTY:

On April 1, 2010, Jennifer J. Weng, a Director and President of the Company, loaned the Company $3,310. This loan payable is unsecured non-interest bearing and due on April 1, 2012, or the date the maker consummates a merger or similar transaction with an operating business.

NOTE 3 -   STOCKHOLDERS’ DEFICIT:

The Company is authorized by its Memorandum and Articles of Association to issue an aggregate of 75,000,000 shares of capital stock, par value $.0001 per share.

On March 18, 2010, the Company issued 1 share of common stock for no consideration to Charles W. Allen, the Secretary, Chief Financial Officer and a director of the Company.

On July 8, 2010, the Company sold 1,327,200 and 352,799 shares of its common stock, par value $0.0001 per share to Super Castle Investments Limited and Allen Consulting, LLC, respectively.  The 1,679,999 shares of common stock were sold for an aggregate purchase price equal to $15,000.  No underwriting discounts or commissions were paid with respect to such sales.

As of December 31, 2010, 1,680,000 shares of common stock were issued and outstanding.

NOTE 4 -   INCOME TAXES

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon any payment of dividend by the Company no Cayman Islands withholding tax is imposed.

PANTHEON CHINA ACQUISITION CORP. III
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
(Audited)

NOTE 5 -    SUBSEQUENT EVENTS:

On January 13, 2011, the Company issued 1,382,500 and 367,500 Series A Warrants (the “Warrants”) to Super Castle Investments and Allen Consulting, LLC, respectively. The 1,750,000 Series A Warrants were sold by the Company pursuant to a Warrant Purchase Agreement for an aggregate purchase price of $5,000. The term of the Warrants commenced on January 13, 2011 and expire on the earlier of (i) six years from the date of a Merger (as defined in such Warrant) and (ii) December 31, 2025. The Warrants have an initial exercise price of $1.00, subject to certain adjustments. Registration rights were granted in connection with the issuance of such Warrants.

On January 13, 2011, the Company issued an unsecured promissory note to Allen Consulting, LLC in the principal amount of $5,250.  The promissory note is non-interest bearing and due on the earlier of (i) January 13, 2015 and (ii) the date that the Company or its wholly owned subsidiary consummates a merger or similar transaction with an operating business.

On January 13, 2011, the Company issued an unsecured promissory note to Super Castle Investments Limited in the principal amount of $19,750.  The promissory note is non-interest bearing and due on the earlier of (i) January 13, 2015 and (ii) the date that the Company or its wholly owned subsidiary consummates a merger or similar transaction with an operating business.